EXHIBIT 99.1

North American Construction Group Ltd. Announces $2.0 Billion, Five-Year Contract in Queensland, Australia

Largest Signed Contract in Company’s History Drives Record-High Backlog

ACHESON, Alberta, Aug. 06, 2025 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced that the MacKellar Group (“MacKellar”), a wholly owned subsidiary of NACG, has been awarded an amended and extended five-year contract by an existing client, a leading coal producer in the state of Queensland, Australia.

The extended mine services contract has an expiry date of April 30, 2030, provides total backlog of approximately $2.0 billion and is the largest contract signed in the Company’s history. The extension results in an $800 million increase to backlog in relation to the original contract. The amendments introduce certain risk and reward mechanisms that contractually align NACG with the producer to consistently operate effectively. The contract does not contemplate growth capital with backlog values generally based on the existing run-rate of the mine.

This incremental value results in total contractual backlog for the Company of $4.0 billion as of March 31, 2025, on a proforma basis, compared to the $3.2 billion reported in the 2025 Q1 MD&A. This level of backlog sets another Company record, surpassing the previous record of $3.5 billion reported on December 31, 2024. The contractual backlog in place for the Australian operations, $3.0 billion as at March 31, 2025, on a proforma basis, now provides full top-line visibility to 2029 at current levels.

“Signing the largest contract in our history is a testament to the consistent execution and trusted partnerships we’ve built,” stated Joe Lambert, President and CEO of NACG. “With record-high backlog, including over $3.0 billion from Australia alone, we have exceptional revenue visibility through the decade and a rock-solid foundation for long-term growth.”

“This is an exciting extension for the MacKellar Group with it being a tangible demonstration of the successful and productive relationship we’ve had with this customer since inception in 2022,” stated Barry Palmer, COO of NACG. “We are devoted to and aligned with this customer’s continued success and look forward to delivering tangible results on site.”

About the MacKellar Group
Operating since 1966, and as a wholly owned subsidiary of NACG since 2023, MacKellar has an enviable reputation in Australia for performance and reliability. MacKellar specializes in heavy earthmoving equipment solutions and has a proud history of working on major mining and civil earthwork projects.

About NACG
NACG is one of Australia and Canada’s largest providers of heavy construction and mining services. For over 70 years, NACG has provided services to mining, resource, and infrastructure construction markets.

Jason Veenstra, CPA, CA
Chief Financial Officer
P: 780.960.7171
E: ir@nacg.ca

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “expected”, “estimated” or similar expressions, including the anticipated revenues and backlog to be generated by the contract. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject are highlighted in the Company’s MD&A for the year ended December 31, 2024 and quarter ending March 31, 2025. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.